 Veldhoven, the Netherlands, 26 April 2017  Annual General Meeting 2017  Public

 April 26, 2017  2  Public  Forward looking statements  This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to expected trends and outlook, including expected customer insertion of EUV in volume manufacturing, including expected volume orders, systems backlog, expected financial results and trends for the second quarter of 2017, including expected sales, other income, gross margin, R&D and SG&A expenses, effective annualized tax rate, EUV revenue and NXE shipments, expected industry trends and expected trends in the business environment, statements with respect to EUV targets and ASML’s commitment to secure system performance, shipments and support for volume manufacturing, including availability, productivity, throughput and shipments, including timing of shipments and the ability to support a larger installed base, expected industry adoption of EUV and statements with respect to the intent of customers to insert EUV into production, statements with respect to ASML’s partnership with Carl Zeiss SMT, including pending regulatory approval, ASML’s support of Carl Zeiss SMT’s R&D and capex and the development of next generation EUV (High NA), statements with respect to HMI and the expansion of the holistic lithography portfolio, statements with respect to the implications and effects of the proposed remuneration policy for 2017 and statements about our proposed dividend and dividend policy,. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "targets", "commits to secure" and variations of these words or comparable words.These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products including EUV, the number and timing of EUV systems expected to be shipped and recognized in revenue, delays in EUV systems production and development and volume production by customers, including meeting development requirements for volume production, that demand for EUV systems being sufficient to result in utilization of EUV facilities in which ASML has made significant investments, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases and timing of resumption of the share repurchase plan, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise..

 Agenda  van de Jaarlijkse Algemene Vergadering van Aandeelhouders van ASML Holding N.V. (de “Vennootschap”), te houden op woensdag 26 april 2017, om 14.00 uur in het Auditorium, ASML Gebouw 7, De Run 6665, Veldhoven1. OpeningOverzicht van de activiteiten, inclusief de activiteiten op het gebied van maatschappelijk verantwoord ondernemen, en de financiële situatie van de Vennootschap (Discussiepunt)  April 26, 2017  Public  3

2016 in review: the highlights

ASML

Public
Slide 4
26 April 2017

- Record net sales of €6.79 billion, including record net service and options sales of €2.22 billion, gross margin 44.8%, net income €1.47 billion and EPS €3.46
- EUV lithography: demonstrated our productivity and availability targets, exited the year with a backlog of 18 systems with a value of around € 2 billion
- EUV lithography: announced proposed minority stake in Carl Zeiss SMT and funding for next generation EUV technology
- DUV lithography: successfully ramped our latest immersion system, shipped 46 TWINSCAN NXT:1980s
- Holistic lithography: growing existing product portfolio and adoption, completed HMI acquisition
- Capital return: returned € 846 million cash to shareholders through dividends and share buybacks

Commitments to EUV production insertion

Initial customer manufacturing targeted for 7 nm logic and mid-10 nm DRAM node

ASML
Public
Slide 5
26 April 2017

Customers
show commitment to insert EUV in volume manufacturing by ordering systems

- Exited 2016 with backlog of 18 EUV systems, value around € 2 billion
- 3 additional orders for NXE:3400B systems received in Q1 2017
- Further orders expected in 2017

ASML
commits to securing system performance, shipments and support required for volume manufacturing

For volume manufacturing of logic and memory, ASML remains committed to deliver:

- Throughput of >125 wafers per hour
- Availability of >90% on average
- Shipments on time in sufficient volume
- Ability to support a larger installed base

 Strengthened partnership with Zeiss  Start of development of the next generation of EUV (High NA)  ASML to buy 24.9% of Carl Zeiss SMT for EUR 1 billion  ASML to support Carl Zeiss SMT’s R&D and capex for about EUR 760 million over 6 years  Main objective is to facilitate the development of the future generation of EUV  Subject to regulatory approval  26 April 2017  Public  6

 26 April 2017  7  Public  HMI expands the Holistic Lithography portfolio

   2016 Financials  26 April 2017  Public  8

   Total net sales million € by End-use  26 April 2017  Public  9          Foundry  IDM  Memory  YTD  Installed Base Management (Service and Field options)  As per January 1, 2017, ASML presents net sales with respect to metrology and inspection systems as part of Net system sales instead of Net service and field option sales.The comparative numbers have been adjusted to reflect this change in accounting policy.

Consolidated statements of operations M€

ASML
Public
Slide 10
26 April 2017

	2012	2013	2014	2015	2016
Net sales	4,732	5,245	5,856	6,287	6,795
Gross profit	2,005	2,177	2,596	2,896	3,044
Gross margin %	42.4%	41.5%	44.3%	46.1%	44.8%
Other income*	—	64	81	83	94
R&D costs	(589)	(882)	(1,074)	(1,068)	(1,106)
SG&A costs	(259)	(312)	(321)	(346)	(375)
Income from operations	1,157	1,048	1,282	1,565	1,658
Operating income %	24.4%	20%	21.9%	24.9%	24.4%
Net income	1,146	1,016	1,197	1,387	1,472
Net income as a % of net sales	24.2%	19.4%	20.4%	22.1%	21.7%
Earnings per share (basic) €	2.70	2.36	2.74	3.22	3.46
Earnings per share (diluted) €	2.68	2.34	2.72	3.21	3.44
Litho units sold	170	157	136	169	157
ASP new litho systems	24.8	27.4	35.6	28.5	32.4
Net booking value	3,312	4,644	4,902	4,639	5,396

* Customer Co-Investment Program (CCIP)

These numbers have been prepared in conformity with accounting policies generally accepted in the United States of America ("US GAAP")

     2012      2013      2014      2015      2016      Net income  1,146      1,016      1,197      1,387      1,472      Net cash provided by (used in) operating activities  704      1,054      1,025      2,026      1,666      Net cash provided by (used in) investing activities  (1,120)    (368)    (16)    (1,160)    (3,188)    Net cash provided by (used in) financing activities  (546)    (113)    (928)    (834)    1,964      Net increase (decrease) in cash & cash equivalents  (964)    563      89      39      448      Free cash flow*  524      839      664      1,653      1,341                                      Cash and cash equivalents and short-term investments  2,698      3,011      2,754      3,409      4,057      * Free cash flow is defined as net cash provided by (used in) operating activities minus investments in Capex (Purchase of Property, plant and equipment and intangibles), see US GAAP Consolidated Financial Statements  These numbers have been prepared in conformity with US GAAP  Consolidated statements of Cash flows M€  26 April 2017  Public  11

   Assets  2012      2013      2014      2015      2016      Cash & cash equivalents and short-term investments  2,698      3,011      2,754      3,409      4,057      Net accounts receivable and finance receivables  909      1,175      1,304      1,208      1,264      Inventories, net  1,857      2,393      2,550      2,574      2,781      Other assets  558      635      835      940      1,173      Tax assets  200      296      232      181      47      Goodwill  149      2,089      2,358      2,624      4,874      Other intangible assets  10      697      724      738      1,323      Property, plant and equipment  1,030      1,218      1,447      1,621      1,687      Total assets  7,411      11,514      12,204      13,295      17,206      Liabilities and shareholders' equity                                Current liabilities  2,087      2,869      2,889      3,107      3,281      Non-current liabilities  1,257      1,723      1,802      1,799      4,105      Shareholders' equity  4,067      6,922      7,513      8,389      9,820      Total liabilities and shareholders' equity  7,411      11,514      12,204      13,295      17,206      As of January 1, 2016 ASML early adopted the amendment to ASC 740 “Income taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”, which requires that deferred tax liabilities and assets are classified as non-current in the consolidated balance sheets. The comparative figures have not been adjusted to reflect this change in accounting policy.  These numbers have been prepared in conformity with US GAAP  Consolidated Balance sheets M€  26 April 2017  Public  12

   Capital return to shareholders   26 April 2017  Public  13  Dividend  Share buyback  The dividend for a year is paid in the subsequent year  2008  YTD  proposal  Capital return is cumulative share buyback + dividend (paid and proposed to AGM on April 26)  Proposed dividend  Proposal submitted to 2017 Annual General Meeting of Shareholders, which takes place on April 26, to declare a dividend of € 1.20 per ordinary share Share buyback program is currently paused

Q1 results summary

ASML
Public
Slide 14
26 April 2017

- Net sales of € 1,944 million, net systems sales valued at € 1,216 million, net service and field option sales at € 728 million
- Gross margin of 47.6%, including the effects of purchase price allocation adjustment for the HMI acquisition
- Operating margin of 27.5%
- Net bookings of € 1,894 million, including 3 new EUV systems
- Backlog at € 4,509 million, including 21 EUV systems

As per January 1, 2017, ASML presents net sales with respect to metrology and inspection systems as part of Net system sales instead of Net service and field option sales. The comparative numbers have been adjusted to reflect this change in accounting policy.

 26 April 2017  15  Public  Outlook  Our guidance for the second-quarter:Q2 2017 net sales between € 1.9 and 2.0 billion EUV revenue approximately € 200 million Three NXE:3400B shipments Gross margin between 43 and 44% R&D costs of about € 315 million SG&A costs of about € 100 million Other income (Customer Co-Investment Program) of about € 24 million Effective annualized tax rate between 13 and 14%

 Agenda  Bespreking van de implementatie van het beloningsbeleid van de Vennootschap (Discussiepunt)   April 26, 2017  Public  17

 26 April 2017  18  Execution of the Remuneration Policy in 2016  The Remuneration Policy for the Board of Management was adopted by the Annual General Meeting of Shareholders of April 24, 2013 and became effective per January 1, 2014. Some adjustments to the Remuneration Policy were adopted by the General Meeting of Shareholders on April 23, 2014 and on April 22, 2015.Some highlights of the execution of the Remuneration Policy in 2016 are:Base salaries of the presidents have been increased with 2.5%. The other BoM members base salaries have been aligned and are now all the same.Short Term Incentive (STI) payout over 2016 has been 88.9% of max (133.35% of target (60%), i.e. 80.01% of base salary)Long Term Incentive (LTI) payout over performance period 2014-2015-2016 has been 78.1% of maxASML ranked 3rd in the ROAIC rank in the Peer Group (leading to a payout of 75% of max)The qualitative target was evaluated at 90.6% of max    Public

 Agenda  3. Bespreking van de implementatie van het beloningsbeleid van de Vennootschap (Discussiepunt)  April 26, 2017  Public  19

 Agenda  4. Voorstel tot vaststelling van de overeenkomstig de Nederlandse wet opgestelde jaarrekening over het boekjaar 2016 (Stempunt)  April 26, 2017  Public  20

 Agenda  Proefstemming“Ik zou graag na de aandeelhoudersvergadering het ASML Experience Center bezoeken.”  April 26, 2017  Public  21

 Agenda  4. Voorstel tot vaststelling van de overeenkomstig de Nederlandse wet opgestelde jaarrekening over het boekjaar 2016 (Stempunt)  April 26, 2017  Public  22

 Agenda  5. Voorstel tot verlening van decharge aan de leden van de Directie voor de uitoefening van hun functie in het boekjaar 2016 (Stempunt)  April 26, 2017  Public  23

 Agenda  6. Voorstel tot verlening van decharge aan de leden van de Raad van Commissarissen voor de uitoefening van hun functie in het boekjaar 2016 (Stempunt)  April 26, 2017  Public  24

 Agenda  7. Toelichting op het reserverings- en dividendbeleid van de Vennootschap (Discussiepunt)  April 26, 2017  Public  25

 Agenda  8. Voorstel tot vaststelling van een dividend van EUR 1,20 per gewoon aandeel (Stempunt)  April 26, 2017  Public  26

 Agenda  9. Voorstel tot vaststelling van het gewijzigde Beloningsbeleid voor de Directie (Stempunt)  April 26, 2017  Public  27

     April 26, 2017  ASML Remuneration Policy 2017Proposal to the AGM    Public

ASML
Public
Slide 29
26 April 2017

Rationale for changing the remuneration policy

Current remuneration policy, with minor changes, served ASML well since 2004
- Strict application provided focus and direction throughout the years
- It was fully compliant with governance standards

ASML has further grown and matured
Reference group composition required revision

New policy continues to focus on:
- Serving our customers
- Driving technology
- Satisfying our stakeholders
- Creating long term shareholder value

ROAIC versus peer group becoming more cumbersome

 26 April 2017  30  Remuneration principles  TransparentPolicy and its execution are clear and practicalLong termIncentives focus on long-term value creationAlignmentRemuneration policy is aligned with the policy for ASML senior management and other ASML employeesCompliantASML adopts the highest standards of good corporate governanceSimple Policy and its execution are as simple as possible and easily understandable to all stakeholders  Public

New Reference group (21 companies)

ASML

Public
Slide 31
26 April 2017

#	Name	Industry/Sector	Country
1	Gemalto NV	Software	Netherlands
2	UCB SA	Pharmaceuticals	Belgium
3	Givaudan SA	Chemicals	Switzerland
4	Koninklijke DSM NV	Chemicals	Netherlands
5	Covestro AG	Chemicals	Germany
6	Smith & Nephew PLC	Health Care Equipment & Supplies	United Kingdom
7	Yara International ASA	Chemicals	Norway
8	Legrand SA	Electrical Equipment	France
9	Shire PLC	Biotechnology	United Kingdom
10	Infineon Technologies AG	Semiconductors & Semiconductor Equipment	Germany
11	Solvay SA	Chemicals	Belgium
	ASML	**Semiconductors & Semiconductor Equipment**	**Netherlands**
12	Leonardo-Finmeccanica SpA	Aerospace & Defense	Italy
13	Evonik Industries AG	Chemicals	Germany
14	Schindler Holding AG	Machinery	Switzerland
15	Alstom SA	Machinery	France
16	Essilor International SA	Health Care Equipment & Supplies	France
17	Nokia OYJ	Communications Equipment	Finland
18	Akzo Nobel NV	Chemicals	Netherlands
19	Philips Healthcare and Consumer Lifestyle	Industrial Conglomerates	Netherlands
20	Linde AG	Chemicals	Germany
21	Continental AG	Auto Components	Germany

- The reference companies are ranked based on enterprise value; revenue and number of employees (excl. ASML)
- The reference group is designed to have ASML on a fair position in the group at the median level (total direct compensation at target)
- The Companies in the new reference group all have public data to enable the comparison analysis on remuneration

Amendments in variable compensation

ASML
Public
Slide 32
26 April 2017

Main changes in short term incentive

Target from currently 60% to 65% of base salary for all BoM members

All targets measured annually

Supervisory Board to choose from list of financial targets each year to represent business challenges. For 2017 the following targets have been selected:

- EUV shipments
- EBIT margin
- Free cash flow

Main changes in long term incentive

Target LTI Presidents from 70% to 100% of base salary. Target LTI for rest of BoM members from 70% to 85% of base salary

ROAIC reduced from 70% to 40% of total and based on absolute threshold/target and maximum levels based on most recent Long Term Financial Plan versus current peer group companies comparison

Introduction of TSR at 30% of total versus PHLX Semiconductor index

Other changes

Share ownership requirements increase to 3 times of total base salary for Presidents

 26 April 2017  33  Pay out table TSR versus PHLX index    Performance ASML vs PHLX Index (TSR ASML -/- TSR X. SOX)  Pay-out as a % of target  ≥ 20%  200%  Between 0% and 20%  Linear between 100% and 200%  Between -20% and 0%  Linear between 50% and 100%  < -20%  0%  Public

 26 April 2017  34  ASML moves to median of reference group - illustrative  Presidents at target  The new policy was developed during 2016, based on available 2015 market dataThe actual 2017 compensation levels are based on 2015 market data  Public

 Agenda  9. Voorstel tot vaststelling van het gewijzigde Beloningsbeleid voor de Directie (Stempunt)  April 26, 2017  Public  35

 Agenda  10. Voorstel tot goedkeuring van het aantal aandelen toe te kennen aan de Directie (Stempunt)  April 26, 2017  Public  36

Stemming gesloten

Agenda

ASML
Public
Slide 37
April 26, 2017

11. Voorstel tot goedkeuring van het aantal opties en/of aandelen toe te kennen aan werknemers **(Stempunt)**

Agenda  12. Samenstelling van de Directie (Discussiepunt)  April 26, 2017  Public  38

 Agenda  13. Samenstelling van de Raad van Commissarissen (4 stempunten; 1 discussiepunt)  April 26, 2017  Public  39

 Agenda  13a. Voorstel tot herbenoeming van mevrouw P.F.M. (Pauline) van der Meer Mohr als lid van de Raad van Commissarissen (Stempunt)  April 26, 2017  Public  40

 Agenda  13b. Voorstel tot herbenoeming van mevrouw C.M.S. (Carla) Smits-Nusteling als lid van de Raad van Commissarissen (Stempunt)  April 26, 2017  Public  41

 Agenda  13c. Voorstel tot herbenoeming van de heer D.A. (Doug) Grose als lid van de Raad van Commissarissen (Stempunt)  April 26, 2017  Public  42

 Agenda  13d. Voorstel tot herbenoeming van de heer Mr. W.H. (Wolfgang) Ziebart als lid van de Raad van Commissarissen (Stempunt)  April 26, 2017  Public  43

 Agenda  13e. Samenstelling van de Raad van Commissarissen in 2018 (Discussiepunt)  April 26, 2017  Public  44

 Agenda  14. Voorstel tot aanpassing van de beloning van de Raad van Commissarissen (Stempunt)  April 26, 2017  Public  45

 26 April 2017  46  Remuneration proposal for the Supervisory Board  Remuneration of the Supervisory Board is reviewed every 2 years to ensure proper alignment with the market.In 2016 a review has been conducted against the AEX, as before, but now at the 75th percentile to reflect the increased size and complexity of ASML.Proposed adjustments for the various functions:    Function  Current  Proposed  Chairman  EUR 95,000  EUR 100,000  Vice Chairman  EUR 65,000  EUR 70,000  SB member  EUR 60,000  EUR 60,000  Committees        Audit Committee Chairman  EUR 15,000  EUR 20,000  Audit Committee member  EUR 10,000  EUR 13,000  Other Committees Chairman  EUR 12,000  EUR 15,000  Other Committees member  EUR 8,000  EUR 10,000  Public

 Agenda  14. Voorstel tot aanpassing van de beloning van de Raad van Commissarissen (Stempunt)  April 26, 2017  Public  47

 Agenda  15. Voorstel tot benoeming van KPMG als externe accountant voor het rapportagejaar 2018 (Stempunt)  April 26, 2017  Public  48

 Agenda  16. Voorstellen om de Directie aan te wijzen als het orgaan dat bevoegd is tot uitgifte van gewone aandelen of tot toekenning van rechten tot het verwerven van gewone aandelen, alsmede tot het beperken of uitsluiten van het aan de aandeelhouders toekomende voorkeursrecht (4 Stempunten)  April 26, 2017  Public  49

 Agenda  16a. Aanwijzing tot uitgifte van gewone aandelen of tot toekenning van rechten tot het verwerven van gewone aandelen (5%) (Stempunt)  April 26, 2017  Public  50

 Agenda  16b. Aanwijzing tot het beperken of uitsluiten van voorkeursrechten (Stempunt)  April 26, 2017  Public  51

 Agenda  16c. Aanwijzing tot uitgifte van gewone aandelen of tot toekenning van rechten tot het verwerven van gewone aandelen in verband met of ter gelegenheid van fusies, acquisities en/of (strategische) allianties (5%) (Stempunt)  April 26, 2017  Public  52

 Agenda  16d. Aanwijzing tot het beperken of uitsluiten van voorkeursrechten (Stempunt)  April 26, 2017  Public  53

 Agenda  17. Voorstellen om de Directie te machtigen om gewone aandelen te verwerven (2 Stempunten)  April 26, 2017  Public  54

 Agenda  17a. Machtiging om gewone aandelen in te kopen tot een maximum van 10% van het geplaatste kapitaal (Stempunt)  April 26, 2017  Public  55

 Agenda  17b. Machtiging om additioneel gewone aandelen in te kopen tot een maximum van 10% van het geplaatste kapitaal (Stempunt)  April 26, 2017  Public  56

 Agenda  18. Voorstel tot intrekking van gewone aandelen (Stempunt)  April 26, 2017  Public  57

 Agenda  19. Rondvraag20. Sluiting  April 26, 2017  Public  58